Mail Stop 3561

April 3, 2006

Charles E. Rhodes, Esq.
GE Commercial Finance Capital Markets Group
401 Merritt 7
4th Floor
Norwalk, CT 06851

**Re: CEF Equipment Holding, L.L.C.
Registration Statement on Form S-3
Filed March 7, 2006
File No. 333-132242**

Dear Mr. Rhodes,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable. Finally, please note that the page numbers referenced below correspond to the marked courtesy copy provided by counsel.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months

with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3.   Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4.   We note from page 12 of the first base prospectus that the receivables will not be more than three months past due. As it appears that you may include delinquent assets in an asset pool, please revise your prospectus supplement to include bracketed language illustrating the disclosure you would provide in response to Item 1111(c) and 1100(b) of Regulation AB, if applicable, and tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

5.   We note from page 41 of the first base prospectus that you list several specific types of credit support and then indicate that "other agreements with respect to third party payments" and "other arrangements" may be described in the related prospectus supplement. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

6.   While we note that your base prospectuses and your prospectus supplements indicate that "finance leases" will be included in the asset pools, it does not appear that you have provided any of the information required by Item 1111(d) of Regulation AB. Please either revise to confirm that residual values will not make up any portion of the securitized pool balance, or expand your disclosure to provide all of the information required by Item 1111(d) and to confirm that the portion of the securitized pool balance attributable to residual values for leases will not constitute 20% or more, as measured by dollar volume, as of the measurement date. Refer to Item III.A.2.e of Release No. 333-8518.

7.   Please revise your disclosure to include the information required by Item 1111(e) of Regulation AB.

Prospectus Supplement
Cover Page

8.   Please revise the second sentence in the box on the cover page to state that the notes represent obligations of the "issuing entity," as opposed to the "issuer." Refer to Item 1102(d).

9.   We note the swap agreement disclosed on page S-9. Please revise your cover page to identify the swap agreement as a form of support for the transaction. See Item 1102(h) of Regulation AB.

Pre-Funding, page S-8

10.   Please expand the disclosure in this section to provide all of the information required by Item 1103(a)(5) of Regulation AB. For example, it does not appear that you have provided information regarding the percentage of the asset pool represented by the prefunding account or the term of the prefunding period. In this regard, disclosure indicating that the percentage will be no more than 50% and that the term will be no longer than one year is not adequate. Additionally, we note that there are references to a revolving period throughout the filing. Please either delete these references or provided bracketed disclosure in the summary section of your prospectus supplement to illustrate the type of disclosure you would provide, if applicable.

Credit Enhancement, page S-8

11.   Please revise to briefly describe in the summary how losses not covered by enhancements or support will be allocated to the securities. Refer to Item 1103(a)(3)(ix) of Regulation AB.

12.   Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, while we note the bracketed disclosure you have provided regarding the significance of your swap agreement, please provide similar bracketed language confirming that you will identify any significant credit enhancers in the summary and will provide all information required by Item 1114(b) of Regulation AB, if applicable.

Base Prospectus 1

Indexed Securities, page 28

13. It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

Credit and Cashflow Enhancement, page 41

14. Please provide a general description of the types of credit enhancement listed in the first paragraph under this heading.

15. We note from the first paragraph of this section that credit enhancement for a series of securities may cover one or more other series of securities. We also note from the second paragraph of this section that if this is the case, securityholders of any one series will be subject to the risk that the credit enhancement will be exhausted by the claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

16. Given your reference to "other" third party payments or support, please confirm that any derivatives you use will be limited to interest and currency agreements.

Exhibit 99(C)

17. Please revise your servicing agreement to reflect all of the reporting requirements covered by Items 1122 and 1123 of Regulation AB. For example, an attestation report of a registered public accounting firm that attests to and reports on, the assessment of compliance with servicing criteria must be filed as an exhibit to the Form 10-K. Also, a separate assessment and attestation report must be included in the Form 10-K for each party participating in the servicing function. Please revise the servicing agreement to accurately reflect these requirements and to make this a contractual obligation. Additionally, revise the "Evidence as to Compliance" section of your base prospectus to reflect both the requirements of Items 1122 and 1123 and to reflect the terms of your servicing agreement. For example, while the servicing agreement indicates that the "servicing criteria" are those set forth in Item 1122(d), the disclosure on page 38 refers to only a few of these criteria. Furthermore, the disclosure in your base prospectus indicates that

the servicer must deliver the required reports within 90 days after the end of the servicer's fiscal year, while the servicing agreement requires such reports to be delivered by the March 15th following the end of the issuer's fiscal year. Revise accordingly.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile
        Paul Jorissen, Esq.
        Mayer, Brown, Rowe & Maw LLP
        (212) 849-5555